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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13E-3

              RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                              NEW CHINA HOMES, LTD.
                    -----------------------------------------
                              (Name of the Issuer)

                              New China Homes, Ltd.
                    -----------------------------------------
                    Far East Consortium International Limited
                    -----------------------------------------
                           Zhongshan Developments Ltd.
                    -----------------------------------------
                       (Name of Persons Filing Statement)

                         Common Shares, $1.00 par value
             Redeemable Common Share Purchase Warrants, or Warrants
                         (Title of Class of Securities)

                           G6445R-10-3 (Common Shares)
                             G6445R-11-1 (Warrants)
                      (CUSIP Number of Class of Securities)

                            Denny Chi Hing Chan, Ltd.
                            Director, New China Homes
                       16/F, Far East Consortium Building
                               121, Des Voeux Road
     Hong Kong Special Administrative Region, The People's Republic of China
                                 (852) 2850-0600
 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
              Communications on Behalf of Persons Filing Statement)

                                   COPIES TO:
                                    Simon Luk
                       Heller Ehrman White & McAuliffe LLP
                                 Suite 6308-6309
                                63/F, The Center
                             99 Queen's Road Central
     Hong Kong Special Administrative Region, The People's Republic of China
                                 (852) 2526-6381

     This statement is filed in connection with (check the appropriate box):

     a    [ ]  The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule
               13e-3(c) under the Securities Exchange Act of 1934.

     b    [ ]  The filing of a registration statement under the Securities
               Act of 1933.

     c    [ ]  A tender offer.

     d    [x]  None of the above.


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Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: [ ]

Check the following box if the filing is a final amendment reporting the results of the transaction: [ ]

                            CALCULATION OF FILING FEE

          Transaction Valuation*                Amount of Filing Fee
          US$618,936                            $56.94**

          *Set forth the amount on which the filing fee is calculated and state how its was determined

          *    The "Transaction Value" amount referred to above is the sum of
               (i) the product of 7,500,000 outstanding Common Shares (excluding 4,791,200 Common Shares owned by Far East Consortium International Limited, a Cayman Islands Company, which shareholder is seeking to acquire the outstanding shares and warrants of New China Homes, Ltd. and who would contribute its shares to Zhongshan Developments Ltd., a new British Virgin Islands company, immediately prior to the proposed redomicile and merger) and US$0.22, the cash price per share to be paid in the proposed redomicile and merger, (ii) the product of 2,300,000 outstanding Warrants and US$0.01, the cash price per Warrant to be paid in the proposed redomicile and merger.

          ** In accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, the filing fee is determined by multiplying the Transaction Value by 0.000092.

[ ]  Check the box if any part of the fee is offset as provided by Rule 0-11
     (a) (2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.


     Amount Previously Paid :
     Form or Registration No.:
     Filing Party:
     Date Filed:


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                                  INTRODUCTION

         This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the "Statement") is being filed jointly by New China Homes, Ltd., a Cayman Islands company, ("New China"), Far East Consortium International Limited, a Cayman Islands company ("Far East") and Zhongshan Developments Ltd., a British Virgin Islands company ("Zhongshan") in connection with the redomicile of New China from the Cayman Islands to the British Virgin Islands followed soon after by a merger of New China Homes with and into Zhongshan, a new British Virgin Islands company, such that Zhongshan would be the surviving company in the merger. Pursuant to this redomicile and merger, each shareholder (other than Far East) would receive US$0.22 cash, without interest, per each New China common share owned at the time of the redomicile and merger and each Warrant holder would receive US$0.01 cash, without interest, per each New China Warrant owned at the time of the redomicile and merger. The redomicile and merger proposal has been approved by an independent director committee of New China's board of directors and by New China's entire board of directors. New China's shareholders will be asked to vote upon the approval of the redomicile and merger proposal by voting on special resolutions meant to effect the redomicile and merger at a special meeting of the shareholders of New China (the "Special Meeting") to be held on March 18, 2003.

         This Statement is intended to satisfy the reporting requirements of
Section 13(e) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Concurrently with the filing of this Statement, New China is has sent its shareholders and Warrant holders a proxy statement (the "Proxy Statement," a copy of which is attached as Exhibit (a)(1) to this Statement) pursuant to which the shareholders of New China will be given notice of, and an opportunity to vote on at the Special Meeting, the special resolutions meant to effect the redomicile and merger proposal. Except as otherwise set forth below, the information set forth in the Proxy Statement, including all appendices thereto, is hereby expressly incorporated herein by reference in response to the items of this Statement, and the responses to each item in this Statement are qualified in their entirety by the information contained in the Proxy Statement and the appendices thereto. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Proxy Statement.

ITEM 1.  SUMMARY TERM SHEET.

         The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET" and "QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING" is incorporated herein by reference.

ITEM 2.  SUBJECT COMPANY INFORMATION.

         (a) The information set forth in the Proxy Statement under the caption "THE PARTIES" is incorporated herein by reference.

         (b) The information set forth in the Proxy Statement under the captions "QUESTION AND ANSWERS ABOUT THE SPECIAL MEETING" and "THE SPECIAL MEETING --- Record Date; Voting at the Meeting; Quorum" is incorporated herein by reference.

         (c)-(d) The information set forth in the Proxy Statement under the caption "FINANCIAL INFORMATION --- Market Prices and Dividend Information" is incorporated herein by reference.

         (e) The information set forth in the Proxy Statement under the caption "SPECIAL FACTORS --- Background of the Redomicile and Merger" is incorporated herein by reference.

         (f) The information set forth in the Proxy Statement under the caption "FINANCIAL INFORMATION --- New China Common Share Purchase Information" is incorporated herein by reference.

ITEM 3.  IDENTITY AND BACKGROUND OF FILING PERSONS.

         (a)-(c) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET --- The Parties" and "THE PARTIES" is incorporated herein by reference.


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ITEM 4.  TERMS OF THE TRANSACTION.

         (a) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET;" "QUESTIONS AND ANSWERS ABOUT THE SPECIAL MEETING;" "THE SPECIAL MEETING --- Required Vote; Broker Non-Votes;" "SPECIAL FACTORS" and "THE ARTICLES OF MERGER AND PLAN OF MERGER" and the "CONTRIBUTION AGREEMENT is incorporated herein by reference and Appendices B and C to the Proxy Statement are also incorporated herein by reference.

         (c) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET;" "SPECIAL FACTORS;" "THE ARTICLES OF MERGER AND PLAN OF MERGER" and "CONTRIBUTION AGREEMENT" is incorporated herein by reference and Appendices B and C to the Proxy Statement are also incorporated herein by reference.

         (d) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET --- Statutory Appraisal Rights" and "THE SPECIAL MEETING - Statutory Appraisal Rights" is incorporated herein by reference and Appendix D to the Proxy Statement is also incorporated by reference.

         (e) The information set forth in the Proxy Statement under "SPECIAL FACTORS --- Provisions for Unaffiliated Security Holders" is incorporated herein by reference.

         (f)      Not applicable.

ITEM 5.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         (a)-(c) The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS --- Background of the Redomicile and Merger" and "SPECIAL FACTORS --- Prior Transactions between Far East and New China" is incorporated herein by reference.

         (e) The information set forth in the Proxy Statement under the caption "CONTRIBUTION AGREEMENT" is incorporated herein by reference and Exhibit (d)(3) to this Statement is also incorporated herein by reference.

ITEM 6.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         (b) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET --- The Redomicile and Merger" and "ARTICLES OF MERGER AND PLAN OF MERGER" is incorporated herein by reference and Appendices B and C are also incorporated by reference.

         (c)(1)-(8) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET" and "SPECIAL FACTORS --- Background of the Redomicile and Merger; --- Purpose and Reasons for the Redomicile and Merger; --- Far East's Purpose and Reasons for the Redomicile and Merger; --- Advantages and Disadvantages of the Redomicile and Merger; ---Certain Effects of the Redomicile and Merger;" "FINANCIAL INFORMATION - Market Prices and Dividend Information" and "CONTRIBUTION AGREEMENT" is incorporated herein by reference and Exhibit (d)(3) to this Statement is also incorporated by reference.

ITEM 7.  PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

         (a)-(d) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET;" "SPECIAL FACTORS" and "ARTICLES OF MERGER AND PLAN OF MERGER AGREEMENT" is incorporated herein by reference and Appendices B and C are also incorporated by reference.


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ITEM 8.  FAIRNESS OF THE TRANSACTION.

         (a)-(e) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET;" "THE SPECIAL MEETING --- Record Date; Voting at the Meeting; Quorum;" "SPECIAL FACTORS" "FINANCIAL INFORMATION;" "ARTICLES OF MERGER AND PLAN OF MERGER;" and "DOCUMENTS INCORPORATED BY REFERENCE" is incorporated herein by reference and Appendices B and C to the Proxy Statement are also incorporated herein by reference,

         (f)      Not applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

         (a)-(c) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET" and "SPECIAL FACTORS --- Background of the Redomicile and Merger; --- Recommendations of the Independent Director Committee; Recommendation of the Board of Directors; --- Opinion of the Financial Advisor to the Independent Director Committee;" "--- Position of Far East as to Fairness of the Merger" is incorporated herein by reference and Appendices E, F and C to the Proxy Statement are also incorporated herein by reference.

ITEM 10. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION.

         (a)-(b) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET --- Financing;" "SPECIAL FACTORS --- Financing the Merger;" and "ARTICLES OF MERGER AND PLAN OF MERGER" is incorporated herein by reference and Appendices B and C to the Proxy Statement are also incorporated by reference.

         (c) The information set forth in the Proxy Statement under the captions "THE SPECIAL MEETING --- Proxy Solicitation" and "SPECIAL FACTORS --- Fees and Expenses of the Redomicile and Merger" is incorporated herein by reference.

         (d)      Not applicable.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a) The information set forth in the Proxy Statement under the captions "THE PARTIES" and "FINANCIAL INFORMATION --- New China Common Stock Purchase Information is incorporated herein by reference.

(b) The information set forth in the Proxy Statement under the captions "SPECIAL FACTORS - Recommendation of the Independent Director Committee" "THE PARTIES" and "FINANCIAL INFORMATION --- New China Common Stock Purchase Information is incorporated herein by reference.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

         (d)-(e) The information set forth in the Proxy Statement under the captions "SUMMARY TERM SHEET" and "SPECIAL FACTORS --- Background of the Redomicile and Merger; --- Purpose and Reasons for the Redomicile and Merger; --- Recommendation of the Independent Director Committee; --- Recommendation of the Board of Directors; --- Far East's Purpose and Reasons for the Merger; --- Position of the Far East as to Fairness of the Merger" is incorporated herein by reference.



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ITEM 13. FINANCIAL STATEMENTS.

         (a) The information set forth in the Proxy Statement under the caption "FINANCIAL INFORMATION --- Selected Historical Financial Data; --- Pro Forma Financial Information; --- Other Financial Data" --- and "DOCUMENTS INCORPORATED BY REFERENCE" is incorporated herein by reference.

         (b) The information set forth in the Proxy Statement under the caption "FINANCIAL INFORMATION --- Pro Forma and Financial Forecast Information" is incorporated herein by reference.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         (a)-(b) The information set forth in the Proxy Statement under the caption "THE SPECIAL MEETING --- Proxy Solicitation" is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION

         The information set forth in the Proxy Statement, including all appendices thereto, is incorporated herein by reference.

ITEM 16. EXHIBITS

         (a)(1) Proxy Statement, including all appendices thereto, and related Notice of Special Meeting of Shareholders and Form of Proxy Card

         (a)(2)   Press Release of New China dated January 17, 2003

         (a)(3)   Press Release of New China dated February 6, 2003

         (c)(1) Opinion of AMS Corporate Finance, attached as Appendix E to the Proxy Statement included as Exhibit (a)(1) to this Statement

         (c)(2) LCH Asia-Pacific Appraisal Report, attached as Appendix F to the Proxy Statement included as Exhibit (a)(1) to this Statement

         (c)(3) Lawson David & Sung Valuation Report, attached as Appendix G to the Proxy Statement included as Exhibit (a)(1) to this Statement.

         (d)(1) Articles of Merger, attached as Appendix B to the Proxy Statement included as Exhibit (a)(1) to this Statement

         (d)(2) Plan of Merger, attached as Appendix C to the Proxy Statement included as Exhibit (a)(1) to this Statement

         (d)(3)   Form of Contribution Agreement

         (f)(1) Section 83 of BVI International Business Companies Act of 1984 (setting forth dissenting shareholders' rights), attached as Appendix D to the Proxy Statement included as Exhibit (a)(1) to this Statement and Summary explanation on pages 3 and 9 of the Proxy Statement.
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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         NEW CHINA HOMES, LTD.

         /s/ Denny Chi Hing Chan
         ---------------------------------------------
         Denny Chi Hing Chan, Director



         FAR EAST CONSORTIUM INTERNATIONAL LIMITED

         /s/ Steven Kwan
         ---------------------------------------------
         Steven Kwan, Managing Director




         ZHONGSHAN DEVELOPMENTS, LTD.

         /s/ Steven Kwan
         ---------------------------------------------
         Steven Kwan, Director


Dated: February 24, 2003


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